Exhibit 99.3

Oval Office, 18, iLabs Centre
Hitech City, Madhapur
Hyderabad - 500 081, India

Tel : +91 40 6736 2000
Fax : +91 40 6736 2200

Auditor’s Report On Quarterly Consolidated Financial Results and Year to Date Results of the Company Pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

To

Board of Directors of

Dr. Reddy’s Laboratories Limited,

1.	We have audited the accompanying statement of quarterly consolidated financial results of Dr. Reddy’s Laboratories Limited (‘the Company’) comprising its subsidiaries (together, ‘the Group’), its joint ventures for the quarter ended March 31, 2018 and the consolidated financial results for the year ended March 31, 2018 (‘the Statement’), attached herewith, being submitted by the Company pursuant to the requirement of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (‘the Regulation’), read with SEBI Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016 (‘the Circular’). The consolidated financial results for the quarter ended March 31, 2018 and year ended March 31, 2018 have been prepared on the basis of the consolidated financial results for the nine-month period ended December 31, 2017, the audited annual consolidated Ind AS financial statements as at and for the year ended March 31, 2018, and the relevant requirements of the Regulation and the Circular, which are the responsibility of the Company’s management and have been approved by the Board of Directors of the Company. Our responsibility is to express an opinion on these consolidated financial results based on our review of the consolidated financial results for the nine-month period ended December 31, 2017 which was prepared in accordance with the recognition and measurement principles laid down in Indian Accounting Standard (Ind AS) 34 Interim Financial Reporting, specified under Section 133 of the Companies Act 2013 read with relevant rules issued thereunder and other accounting principles generally accepted in India; our audit of the annual consolidated Ind AS financial statements as at and for the year ended March 31, 2018; and the relevant requirements of the Regulation and the Circular.

2.	We conducted our audit in accordance with the auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial results are free of material misstatement(s). An audit includes examining, on a test basis, evidence supporting the amounts disclosed as financial results. An audit also includes assessing the accounting principles used and significant estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

3.	In our opinion and to the best of our information and according to the explanations given to us and based on the consideration of the reports of other auditors on separate financial statements and the other financial information of subsidiaries, these quarterly consolidated financial results as well as the year to date results:

i.	includes the results of the following entities;

•	Subsidiaries
-	Aurigene Discovery Technologies (Malaysia) SDN BHD
-	Aurigene Discovery Technologies Inc.
-	Aurigene Discovery Technologies Limited
-	beta Institut gemeinnützige GmbH
-	betapharm Arzneimittel GmbH

-	Cheminor Investments Limited
-	Chirotech Technology Limited
-	Dr. Reddy’s Bio-Sciences Limited
-	Dr. Reddy’s Farmaceutica Do Brasil Ltda.

S.R. Batliboi & Associates LLP, a Limited Liability Partnership with LLP Identity No. AAB-4295

Regd. Office : 22, Camac Street, Block ‘C’, 3rd Floor, Kolkata-700 016

-	Dr. Reddy’s Laboratories (Australia) Pty. Limited
-	Dr. Reddy’s Laboratories (EU) Limited
-	Dr. Reddy’s Laboratories (Proprietary) Limited
-	Dr. Reddy’s Laboratories (UK) Limited
-	Dr. Reddy’s Laboratories Canada, Inc.
-	Dr. Reddy’s Laboratories Chile SPA. (from June 16, 2017)
-	Dr. Reddy’s Laboratories Inc.
-	Dr. Reddy’s Laboratories International SA
-	Dr. Reddy’s Laboratories Japan K.K.
-	Dr. Reddy’s Laboratories Kazakhstan Limited Liability Partnership
-	Dr. Reddy’s Laboratories LLC
-	Dr. Reddy’s Laboratories Louisiana LLC
-	Dr. Reddy’s Laboratories Malaysia Sdn. Bhd. (from July 10, 2017)
-	Dr. Reddy’s Laboratories New York, Inc.
-	Dr. Reddy’s Laboratories Romania S.R.L.
-	Dr. Reddy’s Laboratories SA
-	Dr. Reddy’s Laboratories SAS
-	Dr. Reddy’s Laboratories Taiwan Limited (from February 23, 2018)
-	Dr. Reddy’s Laboratories Tennessee, LLC
-	Dr. Reddy’s New Zealand Ltd.
-	Regkinetics Services Limited (formerly Dr. Reddy’s Pharma SEZ Limited)
-	Dr. Reddy’s Research and Development B.V. (formerly Octoplus BV)
-	Dr. Reddy’s Singapore PTE Limited
-	Dr. Reddy’s Srl
-	Dr. Reddy’s (WUXI) Pharmaceutical Co. Ltd (from June 02, 2017)
-	Dr. Reddy’s Venezuela, C.A.
-	DRL Impex Limited
-	Eurobridge Consulting B.V.
-	Idea2Enterprises (India) Private Limited
-	Imperial Credit Private Limited (from February 22, 2017)
-	Industrias Quimicas Falcon de Mexico, S.A. de CV
-	Lacock Holdings Limited
-	OOO Dr. Reddy’s Laboratories Limited
-	OOO DRS LLC
-	Promius Pharma LLC
-	Reddy Antilles N.V.
-	Reddy Holding GmbH
-	Reddy Netherlands B.V.
-	Reddy Pharma Iberia SA
-	Reddy Pharma Italia S.R.L.
-	Reddy Pharma SAS

•	Joint Ventures
-	DRANU LLC
-	DRES Solar Private Limited
-	DRSS Solar Power Private Limited (liquidated during the year)
-	Kunshan Rotam Reddy Pharmaceutical Co. Limited

ii.	are presented in accordance with the requirements of the Regulation read with the Circular, in this regard; and

iii.	give a true and fair view of the consolidated total comprehensive income (comprising of net profit and other comprehensive income) and other financial information for the quarter ended March 31, 2018 and for the year ended March 31, 2018.

4.	We did not audit the financial statements and other financial information, in respect of two subsidiaries, whose Ind AS financial statements include total assets of Rs 19,130 million as at March 31, 2018, and total revenues of Rs 5,101 million and Rs 23,613 million for the quarter and the year ended on that date respectively. The above financial information are before giving effect to any consolidation adjustments. These Ind AS financial statements and other financial information have been audited by other auditors, which financial statements, other financial information and auditor’s reports have been furnished to us. Our opinion, in so far as it relates to the affairs of such subsidiaries is based solely on the report of other auditors. Our opinion is not modified/qualified in respect of this matter.

5.	Further, read with paragraph 1 above, we report that the figures for the quarter ended March 31, 2018 represent the derived figures between the audited figures in respect of the financial year ended March 31, 2018 and the published year-to-date figures up to December 31, 2017, being the date of the end of the third quarter of the current financial year, which were subjected to a limited review as stated in paragraph 1 above, as required under the Regulation and the Circular.

For S.R. BATLIBOI & ASSOCIATES LLP

Chartered Accountants

ICAI Firm Registration Number: 101049W/E300004

per Kaustav Ghose
Partner
Membership No.: 57828

Place: Hyderabad
Date: May 22, 2018

DR. REDDY’S LABORATORIES LIMITED

STATEMENT OF AUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER AND YEAR ENDED 31 MARCH 2018

All amounts in Indian Rupees millions

		Quarter ended			Year ended
Sl. No.	Particulars	31.03.2018	31.12.2017	31.03.2017	31.03.2018	31.03.2017
		(Audited)	(Unaudited)	(Audited)	(Audited)	(Audited)

1	Revenue from operations
	a) Net sales / income from operations	34,464	36,164	34,985	138,022	138,663
	b) License fees and service income	885	1,896	557	4,006	2,146
	c) Other operating income	190	281	577	782	1,152

	Total revenue from operations	35,539	38,341	36,119	142,810	141,961

2	Other income	449	430	205	1,552	1,715

3	Total income (1 + 2)	35,988	38,771	36,324	144,362	143,676

4	Expenses
	a) Cost of materials consumed	7,305	6,378	4,649	26,309	21,930
	b) Purchase of stock-in-trade	4,488	3,906	3,751	14,501	13,752
	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	(1,726)	83	1,652	(415)	(1,233)
	d) Employee benefits expense	8,005	8,181	6,711	32,149	31,068
	e) Depreciation and amortisation expense	2,763	2,715	2,543	10,772	10,266
	f) Finance costs	178	172	196	788	634
	g) Selling and other expenses	11,831	11,866	13,451	46,754	51,722

	Total expenses	32,844	33,301	32,953	130,858	128,139

5	Profit before tax (3 - 4)	3,144	5,470	3,371	13,504	15,537

6	Tax expense:
	a) Current tax	184	653	(568)	1,753	3,096
	b) Deferred tax	308	1,875	665	2,627	(131)

7	Net profit for the period before share of profit of equity accounted investees (5 - 6)	2,652	2,942	3,274	9,124	12,572

8	Share of profit of equity accounted investees, net of tax	69	85	102	344	349

9	Net profit after taxes and share of profit of associates (7 + 8)	2,721	3,027	3,376	9,468	12,921

10	Other comprehensive income
	a) (i) Items that will not be reclassified subsequently to profit or loss	(6)	(1,430)	(653)	(3,710)	1,930
	(ii) Income tax relating to items that will not be reclassified subsequently to profit or loss	(1)	331	190	874	(404)
	b) (i) Items that will be reclassified subsequently to profit or loss	186	(103)	287	(23)	1,279
	(ii) Income tax relating to items that will be reclassified subsequently to profit or loss	19	16	130	23	136
	Total other comprehensive income	198	(1,186)	(46)	(2,836)	2,941

11	Total comprehensive income (9 + 10)	2,919	1,841	3,330	6,632	15,862

12	Paid-up equity share capital (face value Rs. 5/- each)	830	829	829	830	829

13	Other equity				124,886	121,792

14	Earnings per equity share (face value Rs.5/- each)

	Basic	16.39	18.25	20.38	57.08	77.53
	Diluted	16.36	18.22	20.34	56.96	77.37
		(Not annualised)	(Not annualised)	(Not annualised)

See accompanying notes to the financial results

DR. REDDY’S LABORATORIES LIMITED

Segment Information		All amounts in Indian Rupees millions
		Quarter ended			Year ended
Sl. No.	Particulars	31.03.2018	31.12.2017	31.03.2017	31.03.2018	31.03.2017
		(Audited)	(Unaudited)	(Audited)	(Audited)	(Audited)
	Segment wise revenue and results:
1	Segment revenue :
	a) Pharmaceutical Services and Active Ingredients	7,853	6,895	6,969	27,930	27,832
	b) Global Generics	27,858	30,270	29,169	114,282	115,736
	c) Proprietary Products	847	2,136	969	4,250	2,783
	d) Others	429	389	460	1,840	1,791
	Total	36,987	39,690	37,567	148,302	148,142

	Less: Inter-segment revenue	1,448	1,349	1,448	5,492	6,181
	Add: Other un-allocable income	-	-	-	-	-
	Total revenue from operations	35,539	38,341	36,119	142,810	141,961

2	Segment results:
	Gross profit from each segment
	a) Pharmaceutical Services and Active Ingredients	1,517	1,302	543	4,477	4,497
	b) Global Generics	16,506	17,912	17,024	67,190	71,079
	c) Proprietary Products	726	2,022	410	3,799	1,951
	d) Others	153	181	208	869	853
	Total	18,902	21,417	18,185	76,335	78,380

	Less: Selling and other un-allocable expenditure / (income), net	15,758	15,947	14,814	62,831	62,843
	Total profit before tax	3,144	5,470	3,371	13,504	15,537

Global Generics includes operations of Biologics business. Inter-segment revenue represents sale from Pharmaceutical Services and Active Ingredients to Global Generics at cost.

Segmental Capital employed

As certain assets of the Company including manufacturing facilities, development facilities and treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment. Hence, the details for capital employed have not been disclosed in the above table.

Notes:

1	These results have been prepared on the basis of the audited financial statements for the year ended 31 March 2018 and the unaudited interim financial results upto the end of the third quarter, which are prepared in accordance with the Ind AS notified under the Companies (Indian Accounting Standards) Rules 2015.

2	Post implementation of Goods and Services Tax (“GST”) with effect from 1 July 2017, revenue from operations is disclosed net of GST. Revenue from operations for the earlier periods included excise duty which is now subsumed in the GST. Revenue from operations for the year ended 31 March 2018 includes excise duty upto 30 June 2017. Accordingly, revenue from operations for the quarter and year ended 31 March 2018 are not comparable with those of the previous periods presented.

3	The Company received a warning letter, dated 5 November 2015 from the U.S. FDA, regarding deviations with current Good Manufacturing Practices at its API manufacturing facilities in Srikakulam, Andhra Pradesh and Miryalaguda, Telangana, as well as regarding violations at its oncology formulation manufacturing facility at Duvvada, Visakhapatnam, Andhra Pradesh. The Company submitted its response to the warning letter on 7 December 2015. The Company has provided an update to the U.S. FDA on the progress of remediation in January 2016, March 2016, May 2016 and August 2016. The U.S. FDA completed the reinspection of the aforementioned facilities in March and April 2017. The Company has responded to the observations identified by the U.S. FDA. The Company received Establishment Inspection report (“EIR”) from the U.S. FDA for API manufacturing facility at Miryalaguda in June 2017 which indicates that the audit is closed.With regard to the Oncology manufacturing facility at Duvvada and API manufacturing facility at Srikakulam, the Company received EIRs from the U.S. FDA in November 2017 and February 2018, respectively, which indicates that the status remains unchanged.

4	In the United States of America, The Tax Cuts and Jobs Act of 2017 was approved and enacted in to law on 22 December 2017. The law includes significant changes to the U.S. corporate income tax system, including a reduction in Federal corporate tax rate from 35% to 21%. Consequent to this enactment, the Company has re-measured its U.S. deferred tax assets and liabilities based on the new tax law and this resulted in a charge of Rs.396 million and Rs.1,269 million for the quarter and year ended 31 March 2018 respectively.

5	During the quarter ended 31 December 2017, the Company entered into a settlement agreement with the U.S. Department of Justice with respect to a litigation involving packaging for five blister packed prescription products. Consequent to the settlement, the Company has agreed to pay Rs. 319 million (U.S.$ 5 million) to the Department of Justice. The same has been provided in the books of account under the head “other expenditure”.

6	The audited results have been reviewed by the Audit Committee of the Board on 21 May 2018 and approved by the Board of Directors of the Company at their meeting held on 22 May 2018.

7	The Board of directors, at their meeting held on 22 May 2018, have recommended a final dividend of Rs.20 per share subject to the approval of shareholders.

8	The figures of the fourth quarter are the balancing figures between audited figures in respect of the full financial year and the published year to date figures up to the third quarter of the relevant financial year. Also the figures upto the end of third quarter were only reviewed and not subjected to audit.

9	The results for the quarter and year ended 31 March 2018 periods presented have been audited by the Statutory Auditors of the Company. An unqualified report has been issued by them thereon.

DR. REDDY’S LABORATORIES LIMITED

10	Consolidated Balance Sheet

All amounts in Indian Rupees millions

	As at	As at
Particulars	31.03.2018	31.03.2017
	(Audited)	(Audited)

ASSETS
Non-current assets
Property, plant and equipment	49,733	50,281
Capital work-in-progress	7,678	6,095
Goodwill	5,331	4,763
Other intangible assets	14,616	14,263
Intangible assets under development	27,027	27,150
Investment in joint ventures	2,104	1,603
Financial assets
Investments	2,549	5,223
Trade receivables	169	210
Other financial assets	756	829
Deferred tax assets, net	5,405	6,784
Tax assets, net	4,567	3,388
Other non-current assets	524	739
Total non-current assets	120,459	121,328
Current assets
Inventories	29,089	28,528
Financial assets
Investments	18,330	14,271
Trade receivables	40,527	37,986
Derivative instruments	105	264
Cash and cash equivalents	2,638	3,865
Other financial assets	1,533	1,432
Other current assets	12,762	10,491
Total current assets	104,984	96,837
TOTAL ASSETS	225,443	218,165

EQUITY AND LIABILITIES

Equity
Equity share capital	830	829
Other equity	124,886	121,792
Total equity	125,716	122,621
Liabilities
Non-current liabilities
Financial liabilities
Borrowings	25,089	5,449
Other financial liabilities	144	183
Provisions	817	842
Deferred tax liabilities, net	1,950	1,620
Other non-current liabilities	2,789	3,251
Total non-current liabilities	30,789	11,345
Current liabilities
Financial liabilities
Borrowings	25,562	43,626
Trade payables	13,345	10,569
Derivative instruments	85	10
Other financial liabilities	19,497	18,740
Liabilities for current tax, net	1,530	1,482
Provisions	4,387	5,125
Other current liabilities	4,532	4,647
Total current liabilities	68,938	84,199
TOTAL EQUITY AND LIABILITIES	225,443	218,165

By order of the Board
For Dr. Reddy’s Laboratories Limited

Place: Hyderabad	K Satish Reddy
Date: 22 May 2018	Chairman